Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 17, 2011

iPath Exchange Traded Notes iPath® S&P 500 Dynamic VIX ETN iPath Exchange-Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption1, based on the performance of the index less investor fees. The iPath® S&P 500 Dynamic VIX ETN is designed to provide investors with cost-effective exposure to the S&P 500® Dynamic VIX FuturesTM Total Return Index. The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption. In addition, the issuer may redeem the ETNs at its sole discretion on any trading day prior to maturity. NOTE DETAILS Ticker XVZ Intraday Indicative Value Ticker XVZ.IV Bloomberg Index Ticker SPDVIXTR CUSIP 06741L609 Primary Exchange NYSE Arca Yearly Fee* 0.95% Inception Date 08/17/11 Maturity Date 08/18/21 Index S&P 500® Dynamic VIX FuturesTM Index TR * The investor fee is the Yearly Fee times the applicable closing indicative value times the applicable daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365. ISSUER DETAILS Barclays Bank PLC long-term, unsecured obligations* S&P Rating AA-Moody’s Rating Aa3 The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. * The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. * We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs. INDEX COMPOSITION 100% 92.5% 80% 60% 40% 20% 0% -7.5% -20% S&P 500 VIX M/T Fut Index S&P 500 VIX S/T Fut Index Source: S&P as of 07/31/2011. A negative percentage for index composition indicates an allocation to a notional short position in the relevant index component. INDEX CORRELATIONS* S&P 500 Dynamic VIX FuturesTM Index TR 1.00 S&P 500 Index n/a MSCI EAFE Index n/a MSCI Emerging Markets IndexSM n/a Barclays Capital U.S. Aggregate Bond Index n/a Based on weekly returns for 07/10-07/11. * MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the Total Return version of each Index. Sources: S&P, MSCI, Inc., Barclays Capital. 1 Investors may redeem at least 50,000 units of the iPath® S&P 500 Dynamic VIX ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.05% times the daily redemption value will apply. The redemption charge is a one-time change imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs in connection with early redemption.

iPath® S&P 500 Dynamic VIX ETN

INDEX DESCRIPTION

The S&P 500® Dynamic VIX Futures™ Total Return Index is designed to dynamically allocate between the S&P 500® Short-Term VIX Futures™ Index Excess Return and the S&P 500® Mid-Term VIX Futures™ Index Excess Return by monitoring the steepness of the implied volatility curve. On any index business day, the Index will allocate between the short-term and mid-term volatility components based on the implied volatility term structure. While the allocations are reviewed daily, the allocations may change less frequently and are subject to a daily rebalancing limit. Through these allocations, the Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long and at times long and short positions in futures contracts on the CBOE Volatility Index®. The Index seeks to react positively to overall increases in market volatility and aims to lower the roll cost of investments linked to future implied volatility.

INDEX TOTAL RETURNS & STANDARD DEVIATION**

(as of 07/31/11)	3-MONTH RETURN%	6-MONTH RETURN %	1-YEAR RETURN %	STANDARD DEVIATION % ANNUALIZED*
S&P 500 Dynamic VIX Futures™ Index TR	n/a	n/a	n/a	n/a
S&P 500 Index	-4.76	1.46	19.65	13.37
MSCI EAFE Index	-5.69	0.93	17.17	16.61
MSCI Emerging Markets Index SM	-4.55	3.23	17.45	15.86
Barclays Capital U.S. Aggregate Bond Index	2.61	4.23	4.44	2.89

* Based on monthly returns for 07/10-07/11.

** MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the Total Return version of each Index.

Source: S&P, MSCI, Inc., Barclays Capital.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance is not indicative of future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC's right to redeem the Securities. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the S&P 500® Dynamic VIX Futures™ Total Return Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. The market value of the ETNs may be influenced by many unpredictable factors.

The value of the index will depend upon the success of the index in dynamically allocating between the short-term and mid-term volatility components. The allocation of the index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, the index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Because the performance of the index components is linked to the CBOE Volatility Index (the "VIX Index"), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", "S&P 500 VIX Short-Term Futures™", "S&P 500 VIX Mid-Term Futures™" and "S&P 500® Dynamic VIX Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0450-0811 3695-06RB-08/11

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-XVZ-0811

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